EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	The Tel Aviv Stock Exchange The Israeli Securities Authority

Re: Immediate Report – ISA Investigation

Further to the reports of June 20, June 22, June 23 and July 11, 2017 of an investigation by the Israel Securities Authority, the Company is notifying that on July 13, 2017, the Tel Aviv Magistrate Court ruled that several suspects, including Mr. Shaul Elovitch, the controlling shareholder and the Chairman of the Board, Mr. Or Elovitch, a Company’s director, and Stella Hander, the Company’s CEO, will be subject to house arrest until July 21, 2017 under certain limitations, including limitations not to be in contact with other Eurocom and Bezeq’s officers and employees.

The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Note: Mr. Shaul Elovitch is also the Chairman of the Board of Directors of Internet Gold-Golden Lines Ltd. and B Communications Ltd. Mr. Or Elovitch is also a director of B Communications Ltd.